SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2006
(Rio de Janeiro – February 13, 2007) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results expressed in millions of Reais in accordance with Brazilian GAAP.

PETROBRAS’ 2006 consolidated net income totaled R$ 25,919 million (9% above the previous year), the highest income recorded in its history, as a result of an increase in domestic oil and NGL production (6%) and oil products (2%) and higher prices in both domestic and international markets. Lower international prices of oil and oil products limited net income during the fourth quarter to R$ 5,200 million.

PETROBRAS’ total capital spending was R$ 33,686 million (31% above 2005), of which R$ 15,314 million were invested to expand future natural gas and oil production capacity in Brazil to meet the aggressive growth targets set by the Company and announced in its Business Plan 2007-2011. Operating Cash Flow for 2006, measured in terms of EBITDA, totaled R$ 50,864 million, allowing the Company to pursue its investments plans and improve its debt profile. The Company’s market value as of December 31, 2006 reached R$ 230,372 million, which is 33% above its value from one year ago.

  Consolidated net operating revenues in 4Q06 totaled R$ 41,041 million, a 6% increase versus 4Q05 (R$ 38,638 million).

  Petrobras’s earned R$ 5,200 million during the fourth quarter, a 36% decrease from 4Q05. The decline was caused by lower realized prices in both the domestic and international markets, higher costs stemming from continuing cost pressures throughout the international oil industry, and higher costs for import oil products in the domestic sales mix as a result of programmed refinery stoppages. It is worth noting that the positive effects from the declines in international oil prices on the cost of imports and government take was not fully reflected in the cost of goods sold during the fourth quarter, as inventories with a higher cost basis purchased during prior quarters were liquidated.

  During 4Q06 domestic crude oil and NGL production totaled 1,823 thousand barrels/day,), a 5% increase from 4Q05. Of this amount, 82% was produced from the Campos Basin (1,503 thousand barrels/day. The increase was primarily the result of new production from platform P-50 located in the Albacora Leste field (initial production in April 2006) and platform FPSO-Capixaba located in the Golfinho field (initial production in May 2006).

  Proved reserves in Brazil at year-end 2006, using Society of Petroleum Engineers (SPE) criteria totaled 13.8 billion barrels of oil equivalent (BOE), an increase of 4% from 2005. Based on SPE criteria, the Reserve Replacement Index was 173.9%, with a reserve to production ratio of 19.5 years. International proved reserves using SPE criteria totaled 1.27 billion BOE in 2006, a decline of 0.41 billion BOE from 2005. Contractual adjustments to production terms, primarily from Venezuela, accounted for much of the decline,. The international reserve to production ratio for the international operations was 14.3 years. In accordance with SEC criteria as of year end 2006, proved reserves totaled 10.6 billion BOE in Brazil and 0.885 billion BOE internationally (10.6 billion and 1.197 billion BOE in 2005, respectively).
  International installed refining capacity for primary processing nearly doubled in 4Q06 (241 thousand barrels/day) compared to 4Q05 (129 thousand barrels/day), as a result of the acquisition of a stake in the Pasadena refinery, Texas, as well as a 91% increase in the production of oil products in the San Lorenzo, Argentina, refinery following investments in the processing units.

  As a result of higher operating cash flow consolidated net debt of PETROBRAS declined 24% from year ago levels (to R$ 18,776 million from R$ 24,825 million). Financial leverage was also reduced as a consequence of the appreciation of the Real against the U.S.dollar (9%).

  Net income for 2006 will allow the Board of Directors to propose a dividend amounting to R$ 7,897 million (R$ 1.80 per share, R$ 7.20 per ADR) at the General Shareholders Meeting scheduled for April 2nd, 2007. The proposed dividend will include interest on own capital of R$ 6,361 million (R$ 1.45 per share), of which R$ 4,387 million was distributed to shareholders on January 4, 2007 and R$ 1,974 million which will be distributed on March 31, 2007. Interest on own capital is subject to a withholding tax of 15%, except for shareholders who are exempt.

  The value added by PETROBRAS System during 2006 totaled R$ 120,695 million, 12% above 2005. Of this total, R$ 72,041 million were paid as government take relating to production and for federal, state and municipal taxes, R$ 10,884 million went to suppliers and to financial institutions for financing charges, rents and charters, R$ 27,375 million were paid to shareholders and R$ 10,395 million were used for salaries, benefits and charges.

This document is divided into 5 sections:

PETROBRAS SYSTEM	Índex	PETROBRAS	Índex
Financial Performance	04	Financial Statements	34
Operational Performance	09
Financial Statements	20
Appendices	29

PETROBRAS SYSTEM

Comments from the President, Mr. José Sérgio Gabrielli de Azevedo

Dear Shareholders,

It is with great satisfaction that we are able to present our results for the fiscal year 2006.  We consolidated our strategy of growth with profitability and social and environmental responsibility was consolidated, as we marked the year with developing new businesses and markets.

The history of Petrobras, founded on great challenges and achievements, is leading us towards a model in which the Company is becoming a major international energy corporation. One example of our transformation is record net income of R$ 25,919 million, similar to that of other major integrated oil companies, with the price of oil and its derivatives an important factor in the results.  Following the tendency of international prices, we posted net income of R$ 5,200 million during the fourth quarter of 2006, reflecting average price reduction of 14% when compared with the third quarter.

It is in this context that we are pleased to notify our shareholders that in light of our strong earnings and cash generation, the Company’s Board of Directors has decided to recommend to the next General Shareholders Meeting on April 2 2007, a dividend distribution of R$ 7,897 million (R$ 1.80 per share, R$7.20 per ADR). This dividend includes a payment of interest on shareholders equity of R$ 6,361 million (R$ 1.45 per share), of which R$ 4,387 million was paid on January 4, 2007, and the remaining R$ 1,974 million to be distributed on March 31, 2007.

Our shareholders are also benefiting from the impressive appreciation of the Company’s common and preferred shares, which during the year rose by 32% and 34%, respectively. Similarly, our ADRs rose more than 40%, substantially surpassing the Dow Jones Industrial Average performance, which closed the year with a gain of 16%.

The Company registered numerous successes and achievements in its operating and corporate areas during 2006. In the Exploration & Production business unit, we installed and began operating several units, most notably P-50, FPSO Capixaba, and P-34, all of which have contributed to a significant increase of 5.6% in oil production in Brazil. Through our exploration efforts we were able to appropriate a further 1.226 billion BOE to Proved Reserves versus total production for the year of 705 million BOE. In effect, this means that for each barrel of oil equivalent produced in 2006, 1.739 barrels were replaced, resulting in a Reserve Replacement ratio of 173.9% and a Reserve/Production ratio of 19.5 years based on the Society of Petroleum Engineers (SPE) criteria.

With the objective of improving profitability on our downstream business unit, we continued to invest strongly in the conversion of our refineries, not only to increase their capacity to process larger volumes of heavy Brazilian crude but also to improve the quality of their products. An example of the latter was the launch of Podium Diesel, which is indicative of the Company’s ability to meet market demand for high quality products. In addition, we began testing a new process at our refineries for increasing the production of diesel oil by injecting vegetable oil and hydrogen.  Known as H-Bio, this new technology is being developed at our Research Center. Petrobras has already filed a petition to register the fuel with the National Institute of Industrial Property (INPI) for patent registration.

Correspondingly, the Company’s International unit has continued implementing the targets established in our strategic plan. Particularly noteworthy are our investments in exploration and production in the Gulf of Mexico and Africa’s west coast, in addition to the acquisition of a stake in the Pasadena refinery in the United States.

To position us strategically in our home market of Brazil, and take full advantage of a clear business opportunity, the Company has embarked on a concerted plan to rapidly expand alternatives sources of natural gas supply.  We have decided to accelerate investments in new natural gas fields in the southeast of Brazil and two LNG regasification terminals, one in the southeast and the other in the northeast of Brazil.

Another achievement that I would like to emphasize is the Company’s record level of  capital expenditures during 2006, when we invested a total of R$ 33.686 million.  It is important to note that we have a rich portfolio of opportunities - undoubtedly one of the most attractive in the industry – which will lead to continued high levels of capital spending to increase production while maintaining an attractive portfolio of exploration blocks.

Despite our record profits, one of management’s top concerns is operating and capital costs, which have been systematically impacted across the board by the rising prices of oil-related goods and services. Undoubtedly, international oil prices and the returns these have generated for producing companies have compensated for the increase in costs.  Nevertheless management and our technical teams continuously monitor such tendencies with the goal of maximizing the return in our investments. An example of our reaction to escalating costs was the cancellation of the tender bid for the P-57 platform, because the proposals exceeded the values we had projected. We are currently reexamining technical solutions to implement this project.

It is noteworthy to comment that the Company’s overall activities have been reflected in an improved perception of risk by Standard & Poor’s Ratings Services (S&P), which awarded Petrobras a BBB- investment grade rating for its long-term corporate credits for both domestic and foreign currencies. According to S&P, Petrobras’ ratings reflect the Company’s satisfactory business risk profile, characterized by the strength of its Exploration and Production activities (quality, reserve life and replacement ratio) and a dominant market position in all areas of Brazil’s hydrocarbons industry. In addition, ratings are supported by the continual improvement of Petrobras’ financial risk profile, mainly due to its excellent cash generation over the past few years.

With respect to sustainability, since September the Company has been a component of the Dow Jones Sustainability Index (DJSI), the most important sustainability index in the world and a parameter of analysis by social and environmentally responsible investors. Petrobras’ entry to the DJSI means the recognition of the Company’s effort over the past few years regarding its environmental performance, as well as transparency and good corporate governance. Similarly, the Company has successfully achieved a rank among the companies whose shares comprise Bovespa’s Corporate Sustainability Stock Index (ISE).

To meet and overcome challenges with both creativity and determination has always been part of Petrobras’ business dynamics. To this end, the Company’s activities have been based on transparent management, respect for the rights of its shareholders and stakeholders as a whole, protection of the environment, the continued development of technical expertise, and promoting the improvement in the quality of life of the communities in which the Company operates. I am confident that the next few years will bring even greater accomplishments.

PETROBRAS SYSTEM	Financial Performance

Net Income and Consolidated Economic Indicators

PETROBRAS reported a consolidated net income of R$ 25,919 million in 2006, which is 9% above the consolidated net income recorded in 2005.

R$ million
	4th Quarter				Fiscal Year

3Q - 2006	2006	2005	Δ%		2006	2005	Δ%

55.846	53.156	50.066	6	Gross Operating Revenue	205.403	179.065	15
43.363	41.041	38.638	6	Net Operating Revenue	158.239	136.605	16
10.303	7.829	10.285	(24)	Operating Profit (1)	41.040	38.767	6
(674)	(72)	(473)	(85)	Financial Result	(1.332)	(2.843)	(53)
7.085	5.200	8.142	(36)	Net Income for the Period	25.919	23.725	9
1,61	1,19	1,86	(36)	Net Income per Share(2)	5,91	5,41	9
190.144	230.372	173.584	33	Market Value (Parent Company)	230.372	173.584	33

38	35	43	(8)	Gross Margin (%)	40	44	(4)
24	19	27	(8)	Operating Margin (%)	26	28	(2)
16	13	21	(8)	Net Margin (%)	16	17	(1)
12.912	10.225	12.205	(16)	EBITDA – R$ million(3)	50.864	46.802	9

				Financial and Economic Indicators
69,49	59,68	56,90	5	Brent (US$/bbl)	65,14	54,38	20
2,1710	2,1517	2,2512	(4)	US Dollar Average Price - Sale (R$)	2,1752	2,4350	(11)
2,1742	2,1380	2,3407	(9)	US Dollar Last Price - Sale (R$)	2,1380	2,3407	(9)

(1)	Operating income before financial result, shareholders’ equity and taxes.
(2)	For comparison purposed, net income per share was recalculated for prior periods due to the stock split approved by the Extraordinary Shareholder’s Meeting held on July 22, 2005.
(3)	Operating income before financial result, shareholders’ equity + depreciation/amortization.

R$ million
	4th Quarter				Fiscal Year

3Q-2006	2006	2005	Δ%		2006	2005	Δ%

9.990	7.777	10.104	(23)	Operating Income as per Brazilian Corporate Law	40.672	36.680	11
674	72	473	(85)	(-) Financial Result	1.332	2.843	(53)
(55)	(20)	(292)	(93)	(-) Equity Income Result	233	250	(7)
(306)	(369)	(351)	5	Employee Profit Sharing	(1.197)	(1.006)	19

10.303	7.460	9.934	(25)	Operating Profit	41.040	38.767	6
2.609	2.765	2.271	22	Depreciation & Amortization	9.824	8.035	22

12.912	10.225	12.205	(16)	EBITDA	50.864	46.802	9

30	25	32	(19)	EBITDA Margin (%)	33	34	(6)

The gains in consolidated net income during 2006 mainly stem from an increase in realized prices and volumes in both domestic and international markets, as well as other factors explained below:

  Increase in gross profit of R$ 4.076 million:

	R$ million
	Changes
	2006 X 2005
Main Items	Net Revenues	Cost of Goods Sold	Gross Profit

. Domestic Market: - Effect of Volumes Sold	3.336	(2.154)	1.182
- Effect of Prices	7.479	-	7.479
. Intl. Market: - Effect of Export Volumes	1.736	(892)	844
- Effect of Export Price	1.240	-	1.240
. Increase in expenses: (*)	-	(4.172)	(4.172)
. Extraordinary items: - adjustment to special participations (**)	-	(426)	(426)
- expenses with re-injected gas (***)	-	(406)	(406)
. Increase in Profitability of Distribution Segment	70	-	70
. Increase (Decrease) in operations of commercialization abroad	2.903	(2.907)	(4)
. Increase (Decrease) in international sales	3.960	(4.164)	(204)
. FX effect on controlled companies abroad	(1.837)	1.149	(688)
. Others	2.747	(3.586)	(839)

	21.634	(17.558)	4.076

(**) New interpretation by the ANP disallowing deductibility of charges associated with project finance expenses for the Marlim field.
(***) Expense adjustments with gas produced and re-injected in reservoirs in Solimões, Campos and Espírito Santo basins.

(*) Expenses Composition:	Value
- Import of gas. crude oil and oil products	(3.356)
- Domestic Government Take	(1.197)
- Third-Party Services	381

(4.172)

  Exploration expenses decreased by R$ 186 million in 2006 as compared to the prior year. 2005 exploration expenses were impacted by higher write-offs of dry wells in Brazil, expenses for fields that were returned to ANP (R$ 466 million) and expenses associated with revisions for future well abandonment (R$ 148 million).
  In 2006 it should be noted the write-offs of international dry wells (R$ 382 million).

  The following expenses increased from 2006 versus 2005:
•
Selling expenses (R$ 314 million) increased as a result of higher expenses related to oil exports (R$ 239 million) and international trading (R$ 76 million), as well as expenses derived from company acquisitions in 2006;

•
General and administrative expenses (R$ 357 million) grew as a result of salaries and benefits for employees (R$ 272 million); greater costs for third party services (R$ 52 million), special technical support for data processing and consultancy services;

•
Tax expenses (R$ 368 million) increased given the regularization of tax payments from prior periods (R$ 117 million), CPMF expenses (R$ 35 million), taxes on dividend remittances from foreign controlled companies (R$ 15 million) and on remittances for interest payments (R$ 73 million);

•	Research and technology development increased (R$ 645 million), as a result of the R$ 542 million ANP settlement;

•
Other operational expenses (R$ 265 million) grew as a result of the decline in hedging operations (R$ 324 million) and the termination of the contract with Empresa Petrolera Andina S/A (R$ 167 million), in addition to expenses generate by institutional and cultural projects (R$ 255 million). Such expenses were partially compensated by the reduction of contingency expenses and other expenses related to state taxes agreements (R$ 118 million), the reduction of operational expenses with thermo-electrical plants (R$ 257 million), and the recovery of exploratory expenses in Nigeria (R$ 69 million) and fiscal credits in Ecuador (R$ 85 million).

  Net financial income was positively impacted by R$ 1,511 million due to the following:

•	Final maturity of two oil hedging contracts related to PESA, which in 2005 generated a loss of R$ 643 million;

•	Improved performance of financial investments when measured in Reais (R$ 647 million), lower appreciation of the Real – 8.66% for 2006 compared to 11.82% in 2005 (R$ 317 million) – and greater returns on funds invested abroad (R$ 199 million), as well as higher amount of funds in 2006 when compared to 2005;

•	Lower financial expenses (R$ 493 million) as a result of reduced borrowing costs and an increase in capitalized interest;

•	Lower financial expense related to loan renegotiations with the electric sector and other clients (R$ 202 million).

These effects were partially offset by the following factors:

•	Premiums paid to investors to tender high coupon bonds and to liquidate a fixed series of Senior Trust Certificates (R$ 344 million), as part of an exercise in liability management efforts to improve Petrobras’s debt its debt profile

•	Reduction of the monetary variation (R$ 360 million) as a result of a lower appreciation of the Real against the US dollar in 2006 (8.66%) when compared to the prior year (11.82%).

  Fiscal benefits for interest on own capital totaled R$ 2,163 million in 2006 when compared to R$ 1,864 million in 2005.

The reduction of the consolidated net income in 4Q06 compared to 3Q06 stems mainly from lower realized prices for exports and the sale of oil products in the domestic market, following the decline in international market prices, as well as other factors listed below:

  Decrease in gross profit of R$ 1.952 million:

Changes 4Q-2006 X 3Q-2006
MAIN INFLUENCES

	R$ million

Main Items	Net Revenues	Cost of Goods Sold	Gross Profit

. Domestic Market: - Effect of Volumes Sold	(124)	153	29
- Effect of Prices	(875)	-	(875)
. Intl. Market: - Effect of Export Volumes	1.006	(427)	579
- Effect of Export Price	(2.359)	-	(2.359)
. Increase in expenses: (*)	-	560	560
. Extraordinary items in 3Q06: - adjustment to special participations (**)	-	426	426
-expenses with re-injected gas (***)	-	406	406
. Increase in Profitability of Distribution Segment	(24)	-	(24)
. Increase (Decrease) in operations of commercialization abroad	(744)	742	(2)
. Increase (Decrease) in international sales	1.582	(1.782)	(200)
. FX effect on controlled companies abroad	(328)	483	155
. Others	(456)	(191)	(647)

	(2.322)	370	(1.952)

(**) New interpretation by the ANP disallowing deductibility of charges associated with project finance expenses for the Marlim field.
(***) Expense adjustments with gas produced and re-injected in Solimões, Campos and Espírito Santo basins.

(*) Expenses Composition:	Value
- Import of gas, crude oil and oil products	(187)
- Domestic Government Take	324
- Third-Party Services	423

560

•	The increase in operational expenses was primarily a result of the following items:

•
General and administrative expenses increased (R$ 269 million) due to higher personnel expenses related to the Collective Bargaining Agreement 2005/2006 (R$ 96 million); and services related to consulting and administrative support (R$ 92 million);

•
Exploration expenses increased (R$ 287 million) as a result of wells write-offs in Campos, Espírito Santo, Ceará and Sergipe basins (R$ 166 million), and internationally in the U.S. (R$ 111 million), Argentina (R$ 20 million) and Nigeria (R$ 13 million). The increase in exploration expenses were partially offset by the positive effect of the revision of estimated costs related to wells write-offs (R$ 89 million);

	•	Research and technology development increased (R$ 103 million) with R$ 116 million destined to ANP settlement;
	•	Other taxes increased (R$ 94 million) primarily as a result of higher CPMF expenses (R$ 19 million) and higher taxes on international remittances and financial payments (R$ 35 million).

•	Such effects were partially compensated by a favorable financial income of R$ 602 million given:

	•	Premium related to the bond buyback during 3Q06, affecting the comparison with the 4Q06 (R$ 348 million);
	•	Greater capitalization of financing interests related to projects (R$ 170 million) and the reduction of extraordinary expenses related to tax charges (R$ 79 million).
	•	Financial gains as a result of the renegotiation with the electric sector (R$ 70 million) and a crude oil and oil products hedge (R$ 44 million);
•
Despite the appreciation of the Real in 4Q06 (1.66%) and the interest rate reduction in the country, the financial earnings from cash equivalent investments tied to the exchange rate and the DI were below those of 3Q06 (R$ 153 million).

•	Improved non-operating result (R$ 73 million) stems mainly from the sale of E&P assets in Argentina amounting to R$ 69 million.

•
Tax benefits for interests of own capital of R$ 671 million in 4Q06 were below the R$ 1.492 million in 3Q06, and did not trigger higher taxes or social contributions than those paid in 3Q06, on the contrary, they allowed for a reduction of the taxable income in 4Q06 as stated above.

PETROBRAS SYSTEM	Operational Performance

Physical Indicators

	4th Quarter				Fiscal Year

3Q-2006	2006	2005	Δ%		2006	2005	Δ%

Exploration & Production - Thousand bpd
				Domestic Production
1.779	1.823	1.736	5	Oil and LNG	1.778	1.684	6
276	277	274	1	Natural Gas (1)	276	274	1
2.055	2.100	2.010	4	Total	2.054	1.958	5
				Consolidated - International Production
124	115	156	(26)	Oil and LNG	130	163	(20)
105	97	91	7	Natural Gas (1)	98	96	2
229	212	247	(14)	Total	228	259	(12)
17	22	-		Non Consolidated - Internacional Production (2)	15	-

246	234	247	(5)	Total International Production	243	259	(6)

2.301	2.334	2.257	3	Total production	2.297	2.217	4

(1)	Does not include liquified gas and includes re-injected gas
(2)	Non consolidated companies in Venezuela.

Refining. Transport and Supply - Thousand bpd
373	408	360	13	Crude oil imports	370	352	5
137	132	65	103	Oil products imports	118	94	26

510	540	425	27	Import of crude oil and oil products	488	446	9

355	454	301	51	Crude oil exports	335	263	27
221	215	269	(20)	Oil products exports	246	260	(5)

576	669	570	17	Export of crude oil and oil products (3)	581	523	11

66	129	145	(11)	Net exports (imports) crude oil and oil products	93	77	21

170	162	154	5	Import of gas and others	157	141	11
6	3(3)	6	(45)	Others Exports	4 (3)	4	9
1.849	1.900	1.868	2	Output of oil products	1.892	1.839	3
1.753	1.696	1.761	(4)	• Brazil	1.764	1.735	2
96	204	107	91	• International	128	104	23
2.115	2.227	2.114	5	Primary Processed Installed Capacity	2.227	2.114	5
1.986	1.986	1.985	-	• Brazil(4)	1.986	1.985	-
129	241	129	87	• International	241	129	87
				Use of Installed Capacity (%)
89	85	89	(4)	• Brazil	89	87	2
74	84	83	1	• International	81	80	1
79	78	79	(1)	Domestic crude as % of total feedstock processed	80	80	-
(3)	Volumes of oil and oil products exports include ongoing exports
(4)	As per ownership recognized by the ANP

Sales Volume - Thousand bpd
693	701	674	4	Diesel	672	665	1
315	317	289	10	Gasoline	308	287	7
107	103	98	5	Fuel Oil	100	99	1
169	160	153	5	Naphtha	165	157	5
208	204	198	(3)	LPG	201	198	2
60	65	66	(2)	QAV	64	67	(4)
194	157	157	14	Others	187	171	9

1.746	1.707	1.635	4	Total Oil Products	1.697	1.644	3
35	20	33	(39)	Alcohol, Nitrogens and others	24	28	(14)
250	252	239	5	Natural Gas	243	228	7

2.031	1.979	1.907	4	Total domestic market	1.964	1.900	3
576	669	570	17	Exports	581	523	11
509	603	375	61	International Sales	503	385	31

1.085	1.272	945	35	Total international market	1.084	908	19

3.116	3.251	2.852	14	Total	3.048	2.808	9

Prices and Costs Indicators

	4th Quarter				Fiscal Year

3Q-2006	2006	2005	Δ%		2006	2005	Δ%

Average Oil Products Realization Prices
157,31	152,10	155,41	(2)	Domestic Market (R$/bbl)	154,45	142,38	8

Average sales price - US$ per bbl
				Brazil
58,69	48,70	46,05	6	Oil (US$/bbl) (5)	54,71	45,42	20
15,70	15,85	14,61	8	Natural Gas (US$/bbl) (6)	15,67	13,00	21
				International
48,29	43,22	35,04	23	Oil (US$/bbl)	44,07	34,44	28
13,72	14,30	11,71	22	Natural Gas (US$/bbl)	12,98	9,77	33
(5)	Average of the exports and the internal transfer prices from E&P to Supply
(6)	Internal transfer prices from E&P to Gas & Energy

Cost - US$/barrel
				Lifting cost
				• Brazil (7)
6,64	7,24	6,07	19	• • without government participation	6,59	5,73	15
18,08	17,59	16,09	9	• • with government participation(8)	17,64	14,73	20
3,11	4,36	3,57	22	• International	3,36	2,90	16
				Refining cost
2,48	2,71	2,03	33	• Brazil (7)	2,29	1,90	21
1,57	2,08	1,35	54	• International	1,73	1,30	33
493	630	490	28	Corporate Overhead (US$ million) Holding Company (7)	2,004	1,541	30

(7) The company, in order to promote a better indexes adherence to its operating and management models, has reviewed their concepts, recalculating the values of previous periods, as already mentioned on 4Q05 Report.

(8) Lifting cost with government take had its historical series adjusted, retroactive to 2005, due to ANP's (National Petroleum Agency) new interpretation of the deductibility of the expenses with Project Finance in the Marlim field over the accounting of special participation.

Cost - R$/barrel
				Lifting cost
				• Brazil (7)
14,26	15,46	13,73	13	• • without government participation	14,20	13,83	3
39,60	37,75	36,43	4	• • with government participation(8)	38,18	35,36	8
				Refining cost
5,39	5,84	4,56	28	• Brazil (7)	4,98	4,59	8

Exploration and Production – Thousand Barrels/day

Domestic crude oil and NGL production in 2006 increased 6% when compared to the prior year. The increase stems mainly from the impact of a full year of peak production at the P-43 platform (Barracuda field, initial production in December 2004) and the P-48 platform (Caratinga field, initial production in February 2005), which did not reach full production until June 2005.  Additionally, the P-50 platform (Albacora Leste) (initial production in April 2006, and FPSO-Capixaba (Golfinho, initial production in May 2006) added to the average production for 2006.

During 4Q06, domestic crude oil and NGL production increased 2% when compared to 3Q06, mainly as a result of additional wells being connected to P-50.

During 2006, international oil production from  consolidated companies dropped 20% versus the same period in 2005, as a result of lower participation in Venezuela’s operations as the existing operational agreements were converted to joint ventures in which the Venezuelan government gained a 60% controlling interest through PDVSA. Gas production from consolidated companies increased 3% when compared to 2005, as a result of growing demand for Bolivian gas from Brazil and Argentina.

International oil production in 4Q06 from consolidated companies declined 7% from 3Q06 due to strike in Argentina that affected production in some fields. Gas production of consolidated companies also declined 8% when compared to the third quarter as a result of lower demand for Bolivian gas from Brazil and Argentina, as well as the finalization of some repairs in the duct of San Antonio, which suffered a break in April 2006 following heavy rains.

Refining, Transportation, and Supply – Thousand Barrels/day

Throughput (primary processing) in the country’s refineries in 2006 increased 1% from the prior period as a result of improved operational reliability and less scheduled maintenance downtime in 2006.

In 4Q06, feedstock processed by domestic refineries declined 1% from 3Q06, as a result of scheduled maintenance downtime in REVAP, REFAP and REMAN refineries.

Throughput (primary processing) by international refineries during 2006 increased 22% from the same period in 2005 as a result of the inclusion of the operations of the Pasadena (Texas) refinery commencing in 3Q06.

In 4Q06 feedstock processed by international refineries more than doubled from 3Q06, following the inclusion of Pasadena’s refinery operations. Not considering Pasadena’s production, feedstock processed increased 20% as a result of the production increase in San Lorenzo’s (Argentina) refinery following scheduled maintenance downtime during 3Q06, which increased installed capacity for primary processing.

Costs

Lifting Cost (US$/barrel)

Lifting costs in Brazil for 2006, excluding government take, increased 15% when compared to 2005. After adjusting for the effect of the Real’s 11% appreciation against the U.S. dollar, the increase lifting costs rose by 6% and was compensated by an increase in oil and gas production. The growth stems from higher costs for drilling rigs, as well as higher costs for maintenance and well intervention, salary adjustments, an increase of employees and higher unit costs than originally anticipated in the FPSO-Capixaba in Golfinho and P-34 in Jubarte projects, which will decline as as production increases. Regarding FPSO-Capixaba maximum production capacity is now expected to reach 60 thousand barrels/day, which is below the original production estimate of 90 thousand barrels/day.

When compared to 3Q06, lifting costs in the country during 4Q06, excluding the government take, grew 9%, primarily from higher expenses of drilling rigs, corrective maintenance, services and materials for well and pipeline interventions and oil rigs, mainly the chemical cleansing in Marlim Sul, as well as personnel cost increases due to a salary readjustment and higher number of employees, which were partially compensated by higher oil production.

Considering the government take, lifting cost in 2006 increased 20% from 2005 as a result of rising lifting costs, the already commented increase in the average reference price for domestic oil used to calculate government take, (which are based on international prices), and higher production in the Barracuda and Caratinga fields following stabilization at full capacity in June 2005, allowing for higher royalties and special participations, as well as the start of operation in the Albacora Leste and Golfinho fields.

Considering the government take, the lifting cost in the country during 4Q06 was 3% below that of 3Q06 due to a decrease in the average reference price for domestic oil, (linked to the decrease of the international oil prices), but which was partially compensated by the increase in tax bracket in Albacora Leste basin, as a result of a greater production and the increase in lifting costs already mentioned.

During 2006, the international lifting cost increased 16% from 2005 as a result of lower volumes produced and greater expenses associated with third party services (explained by higher tariffs for contracted services), materials due the pipeline reforms, equipment and repairs in wells, in addition to salaries increases due to labor negotiations, the expense increase in Angola due to a new operator that will seek to restructure and intervene in Block 2 to maintain and improve  installations and recover production of mature wells.

In 4Q06, the international lifting cost increased by 40% from 3Q06 as production decline, expenses associated with well repairs and maintenance increased in Argentina along with higher salaries derived from collective contractual agreements and an increase in the expenses passed on by the new operator in Angola for the restructuring and intervention in Block 2 to maintain and improve installations and work over mature wells.

Refining Costs (US$/Barrel)

Domestic refining costs for 2006 increased 21% versus the prior year, primarily as a result of the increasing complexity of our refineries as they are adapted to process heavy oil and to meet more stringent fuel quality standards. After adjusting for the effect of the 11% appreciation of the Real against the dollar, for refining costs denominated in local currency, refining costs increased 8%.

When compared to 3Q06, domestic refining costs increased 9%, reflecting an increase in personnel expenses (salaries and benefits) in accordance with the Collective Bargaining Agreement 2006/2007.

During 2006, the average international refining cost increased 33% from 2005 as a result of the inclusion of the Pasadena (U.S.) refinery. Discounting the effect of Pasadena, the increase was 16% and reflects salary increases as well as the tariff increases for services contracted in Argentina.

The average international refining cost in 4Q06 increased 33% from 3Q06 with the inclusion of the Pasadena refinery. Discounting the effect of Pasadena, there was no change in the refining costs when compared to the third quarter.

Corporate Overhead – Controller (US$ million)

When compared to 2005, corporate overhead increased 30% in 2006, reflecting growth and a more complex operational structure. Excluding the effects of the Real’s appreciation of 11% against versus the dollar, (given that virtually all such costs are denominated in Reais), corporate overhead increased 19% from 2005.  The increase is primarily a result of higher expenses related to sponsorship of cultural projects, which are in part considered as fiscal benefits contemplated by Rouanet Law maintenance and infrastructure of administrative facilities, as well as higher expenses related to salaries and benefits due to a larger workforce and the Collective Bargaining Agreement.

When compared to 3Q06, corporate overhead in 4Q06 increased 28% mainly due to expenses related to services linked to cultural sponsorships and personnel expenses as agreed in the Collective Bargaining Agreement and a larger workforce.

Sales Volume – Thousand Barrels/day

Domestic sales volume in 2006 increased 3% from 2005.

Sales growth resulted primarily from higher volumes of gasoline sold (7%), naphta (5%) and natural gas (7%) in the domestic market as well as higher oil export volumes.

The increase of gasoline sales is associated with the growth in the number of vehicles, a reduction in the required percentage of alcohol mixed with gasoline, the improvement in purchasing power among consumers, and the reduced price competitiveness of alcohol relative to gasoline.

Naphta sales increased as a result of greater availability of domestic naphta in the PETROBRAS system, associated with more attractive pricing than that in the international market. It is also worth noting that naphta deliveries in 2005 fell because of operational problems.

Natural gas sales volumes increased as natural gas continues to displace fuel oil from industrial activities, particularly in such sectors as pulp and paper, ceramics, and chemicals.  Additional gas consumption also occurred because of the higher number of vehicles capable of being powered with natural gas

International sales volume grew 31% due to an increase in offshore operations designed to capture international commercial opportunities, as well as the inclusion of sales made by companies acquired in 2006.  These gains were were partially offset by a reduction of sales in Venezuela, and declining production in mature fields located in Angola and the closing of our main producing fields in the Gulf of Mexico after the hurricanes Rita and Katrina.

Result by Business Area R$ million (1)
	4th Quarter				Fiscal Year
3Q-2006	2006	2005	Δ%		2006	2005	Δ%

6.433	4.640	4.948	(6)	EXPLORATION & PRODUCTION	24.762	22.835	8
1.006	1.462	1.325	10	SUPPLY	6.110	5.546	10
(581)	(307)	(145)	112	GAS & ENERGY	(1.188)	(520)	128
160	130	207	(37)	DISTRIBUTION	585	761	(23)
107	(247)	415	(160)	INTERNATIONAL (2)	352	1.450	(76)
(377)	(798)	298	(368)	CORPORATE	(4.184)	(5.180)	(19)
337	320	1.094	(71)	ELIMINATIONS AND ADJUSTMENTS	(518)	(1.167)	(56)

7.085	5.200	8.142	(36)	CONSOLIDATED NET INCOME	25.919	23.725	9

(1) Comments about the results by business segment are presented as of page 20 and the financial statements by business segment are presented starting page 32.

(2) For the international segment, comparison between periods is influenced by the foreign exchange rate, considering that all operations are conducted internationally, in dollars or other currencies from the country of origin in which said companies are based, results may vary significantly in Reais terms.

(3) With the goal of aligning the financial statements by business segment with the best practices of the Oil and Gas sector, and with the aim of better presenting PETROBRAS businesses, as of 1Q06 the Company switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax, and minority interest line items were adjusted.

For comparison purposes, we present segmented accounting statements for previous periods in accordance with the new assumptions.

RESULTS BY BUSINESS SEGMENT

PETROBRAS is an integrated company with the largest production of oil and gas in which the Exploration and Production area is composed by transfers made from other areas of the Company.

Outlined below are the main criteria used to report results by business segment:

a) Net operating revenue: revenues are considered revenues if said sales were made to external clients, and billing and transfers are made between the business areas, using as reference the internal transfer prices defined by said areas with a methodology based on market parameters;

b) Included in the computation of the operating income are: net operating revenues costs of goods and services sold, which are reported by each business segment, considering the internal price of transfer and other operating costs relative to each business area, as well as operating expenses effectively incurred in each area considered;

c) Financial results are allocated to the corporate group;

d) Assets: include identified assets in each area. Equity accounts of financial nature are allocated to the corporate group.

E&P – In 2006 net income for the Exploration and Production segment totaled R$ 24,762 million, 8% above the net income of 2005 (R$ 22,835 million), as a result of an increase of R$ 2,794 million in gross operating income generated primarily by a 6% increase in oil and NGL production, which allowed for oil exports to grow, coupled  with a 20% increase in the average domestic price for sale/transfer (US$/bbl). These gains were partially offset by a lower valuation of heavy oil relative to light oil, higher expenses related to government take, higher daily rates for drilling rigs, higher costs for intervention services in wells and fields, and the effects derived from the appreciation of the Real of 11% against the US dollar.

The spread between the average domestic price of oil sold/transferred and the average price of Brent increased from US$ 8.96/bbl in 2005 to US$ 10.43/bbl in 2006.

When comparing quarterly figures, net income was 28% lower, as gross profit declined R$ 2,539 million due to lower international oil prices as well as lower heavy oil prices when compared to light oils. Said effects were partially compensated by the 2% volume growth in oil and NGL production.

The spread between the average domestic sold/transferred price and the average price of Brent increased from US$ 10.80/bbl in 3Q06 to US$ 10.98/bbl in 4Q06.

SUPPLY – Net income in 2006 for the Supply segment totaled R$ 6,110 million, 10% above net income in 2005 (R$ 5,546 million), an increase in gross operating profit of R$ 1,126 million due to the following factors:

•	Higher realized average prices for oil products sold both in domestic and international markets;

•	A 3% increase in oil products volumes sold in the domestic market;

•	Lower valuation of heavy oils compared to light oils.

These effects were partially offset by the following factors:

•	An increase in acquisition costs for oil and oil products purchased/transferred as a result of the general rise in international prices;

•	A 9% increase in oil and oil products imports.

In 4Q06 net income for the Supply segment was R$ 1,462 million, 45% above that registered during the previous quarter (R$ 1,006 million), due to the R$ 641 million increase in gross profit as gasoline and diesel prices remained stable while the cost of crude oil purchased/transferred declined and the light/heavy oil price differential increased.  These positive factors were partially offset by the following:

•	A 2% reduction in the sales volume of oil products in the domestic market;

•	Sales of inventories during the quarter with a higher cost basis, as a result of acquisitions in prior quarters when international oil prices were higher;

•	A 3% decrease in the realized average price for basic oil products sold in the domestic market.

GAS AND ENERGY – The net loss registered by the Gas and Energy segment during 2006 of R$ 1,188 million was 128% above the loss of 2005 (R$ 520 million) due to the following factors:

•
A R$ 413 million decrease in gross profit due to lower sales margins for energy, given higher costs to acquire energy as a result of declining hydroelectric reserves in the South of Brazil until September 2006. Part of said effects were partially compensated by a 7% increase in sales volume of natural gas;

•	A R$ 116 million increase in research and development, of which R$ 81 million were for the ANP settlement;

•
Recognition of the R$ 167 million loss for the termination of the hedge contract aimed at reducing the volatility of natural gas prices signed with the Andina company (A gain of R$ 419 million was registered in 2005).

These variations were partially offset by the reduction in general and administrative expenses, which in 2005 included expenses related to contractual contingencies for thermoelectric plants and credit losses for doubtful gas supply contracts.

In 4Q06 the Gas and Energy segment registered a loss of R$ 307 million, which is 47% below the loss registered in the previous quarter, and is explained by the following factors:

•
A R$ 199 million increase in gross profit as margins for energy sales improved as acquisition costs dropped following the replenishment of hydroelectric reserves in the Southern region of Brazil, as well as the 1% increase in natural gas volume commercialized;

•	Recognition of the loss in the previous quarter of the R$ 167 million loss related to the termination of the hedge contract to reduce natural gas prices volatility with the Andina company.

DISTRIBUTION – During 2006 the Distribution segment registered a net income of R$ 585 million, 23% below that of 2005 (R$ 761 million). The gross profit increase was generated by higher volumes of oil products sold during the period, which was offset by the increase in operational expenses. Among the highest expenses were product commercialization and contingency provisions.

The Company’s market share in the combustible distribution market totaled 33.6% in 2006 compared to 33.8% in the previous year.

During 4Q06, net income for the Distribution segment reached R$ 130 million, which is 19% below that of the previous quarter (R$ 160 million). The loss is explained by a 2% decline in gross profit due to lower commercialization margins for oil products as a result of the efforts made by the Company to increase sales and expand its market share in the combustible distribution market. Said effect was partially compensated by the 2% increase in volume sales. As a result of such strategy, the market share during the quarter reached 35.1% at the close 4Q06 when compared to 34.2% in the third quarter.

INTERNATIONAL – Net income in the International segment during 2006 totaled R$ 352 million, a decrease of 76% from the net income registered in 2005 (R$ 1,450 million). The following factors were responsible for the decline:

•  A R$ 572 million increase in exploration expenses , because of write-offs of exploration costs in the US and Bolivia and higher seismic expenses in the US, Iran and other countries;

•  A R$ 544 million decline in gross profit due to: i) a reduction in the participation of the operations in Venezuela; ii) higher government take in Bolívia; iii) a 9% appreciation of the Real against the US dollar used for conversion purposes in the accounting statements; and iv) lower margins for oil products sold in Argentina due to the local government price controls. These effects were partially compensated by the following factors: i) increase in international oil prices; ii) higher volumes and prices for electric energy sold in Argentina; iii) higher export prices for oil products in Bolivia;

•  A R$ 116 million increase in general and administrative expenses as a result of higher employee costs due to the collective agreement in Argentina and the inclusion of costs associated with the company acquisitions in Uruguay, Paraguay, Colombia and the US.

These effects were partially compensated by the recovery of exploration costs in Nigeria of R$ 69 million, and the recovery of fiscal credits in Ecuador in the amount of  R$ 85 million.

In 4Q06 the International segment registered a loss equal to R$ 247 million compared to net income of R$ 107 million in the previous quarter.

The decline in net income was a result of the following factors:

•  A R$ 261 million decrease in gross profit due to: i) a decline in international oil prices; ii) lower sales volume in Argentina due to the strike of private oil producers; iii) lower sales volume in Bolivia following a stoppage to repair damages to the gas pipeline San Antonio caused by heavy rains ; and

•  Write-off of exploratory wells in the US and higher seismic costs in Argentina and in the US amounting to R$ 195 million.

Said effects were partially compensated by the reduction in other operational expenses, mainly due to the recovery of fiscal credits in the amount of R$ 51 million, and the reduction of ship or pay expenses of R$ 10 million, both in Ecuador.

CORPORATE – Corporate activities for the PETROBRAS System in 2006 generated a loss of R$ 4,184 million, which was 19% below the loss registered in 2005 (R$ 5,180 million), primarily as a result of the decline in financial expenses of  R$ 1,511 million.

The reduction in corporate financial expenses activities was partially offset by an increase of R$ 432 million in general and administrative expenses, mainly driven by higher costs associated with third party services and employee costs due to an increase in the workforce during 2006 and the salary adjustment negotiated at the end of 2005 and 2006.

When compared to the third quarter, the loss generated by the corporate group in 4Q06 was R$ 798 million compared to R$ 377 million, and was mainly driven by:

•  A reduction in the fiscal benefit related to the interest on own capital provisions of R$ 671 million in 4Q06 compared to R$ 1,492 million in 3Q06;

•  An increase in other operational expenses generated by higher expenses associated with sponsorships of cultural projects, which are in part being considered as fiscal benefits contemplated by the the Rouanet law, as well as the expenses associated with the FIA – Fund of Chidlhood and Adolescense, which will allow the company to reduce its income tax payment by R$ 150 million.

These effects were partially compensated by the reduction of R$ 603 million in net financial expenses.

Consolidated Indebtedness

	R$ million

	12.31.2006	12.31.2005	Δ %
Short-term Debt (1)	13.074	11.116	18
Long-term Debt (1)	33.531	37.126	(10)

Total	46.605	48.242	(3)
Net Debt (2)	18.776	24.825	(24)
Net Debt/(Net Debt + Shareholder's Equity) (1)	16%	24%	(8)
Total Net Liabilities (1) (3)	185.249	163.404	13
Capital Structure
(Third Parties Net / Total Liabilities Net)	47%	52%	(5)

(1)	Included indebtedness through leasing contracts (R$ 2,540 million as of December 31, 2006 and R$ 3,300 million as of December 31,2005).
(2)	Total Indebtedness – Cash and cash equivalents.
(3)	Net short term liabilities/ financial applications.

Petrobras’s total consolidated indebtedness totaled R$ 18,776 million at year-end 2006; a 24% reduction from December 31, 2005. Operational cash generation along with the appreciation of the Real against the US dollar (9%) contributed to the reduction of total indebtedness and leverage, especially since 75% of the long-term debt is denominated in U.S. dollars.

The level of indebtedness measured by the ratio of net debt/EBITDA, fell from 0.53 at year end 2005, to 0.37 at year end 2006. The capital structure represented by third capital participation was 47%, a reduction of five basis points from December 31, 2005.

Consolidated Investments

PETROBRAS, to meet the targets set forth in its strategic plan, continues to invest heavily in the development of its oil and natural gas production capacities through its own investments and as well as new ventures with partners. During 2006, total investments reached R$ 33,686 million, an increase of 31% from 2005.

R$ million
	Fiscal Year
	2006	%	2005	%	Δ %
• Own Investments	29.769	88	22.927	90	30

Exploration & Production	15.314	45	13.934	54	10
Supply	4.181	12	3.286	13	27
Gas and Energy	1.566	5	1.527	6	3
International	7.161	21	3.153	12	127
Distribution	642	2	495	2	30
Corporate	905	3	532	3	70

• Special Purpose Companies (SPCs)	3.507	11	2.385	9	47

• Ventures under Negotiation	409	1	311	1	32

• Structured Projects	1	-	87	-	-

Total Investments	33.686	100	25.710	100	31

R$ million
	Fiscal Year
	2006	%	2005	%	Δ %
International
Exploration & Production	5.300	74	2.758	87	92
Supply	1.250	18	212	7	490
Gas and Energy	134	2	79	3	70
Distribution	308	4	38	1	711
Others	169	2	66	2	156

Total Investments	7.161	100	3.153	100	127

R$ million
	Fiscal Year
	2006	%	2005	%	Δ %
Projects Developed by SPCs
Marlim Leste	1.052	30	789	33	33
PDET Off Shore	286	8	231	10	24
Barracuda and Caratinga	64	2	288	12	(78)
Malhas	653	19	834	35	(22)
Cabiúnas	-	-	5	-	-
Gasene	567	16	-	-	-
EVM	30	1	-	-	-
CDMPI	315	9	-	-	-
Mexilhão	119	3	-	-	-
Amazônia	421	12	238	10	77

Total Investments	3.507	100	2.385	100	47

In line with its strategic objectives, PETROBRAS acts in consortia with other companies as concessionaires of the rights to explore, develop, and produce  oil and natural gas. Presently, the Company has partnerships with 83 consortiums. For these projects to be developed in consortia, estimated total investment are expected to reach US$ 23,998 million.

PETROBRAS SYSTEM	Financial Statements

Income Statement – Consolidated

R$ million
	4th Quarter			Fiscal Year

3Q-2006	2006	2005		2006	2005

55.846	53.156	50.066	Gross Operating Revenues	205.403	179.065
(12.483)	(12.115)	(11.428)	Sales Deductions	(47.164)	(42.460)

43.363	41.041	38.638	Net Operating Revenues	158.239	136.605
(27.066)	(26.696)	(22.030)	Cost of Goods Sold	(94.666)	(77.108)

16.297	14.345	16.608	Gross profit	63.573	59.497
			Operating Expenses
(1.546)	(1.550)	(1.709)	Sales	(5.791)	(5.477)
(1.459)	(1.728)	(1.660)	General and Administratives	(5.788)	(5.431)
(531)	(818)	(1.254)	Cost of Prospecting, Drilling & Lifting	(2.037)	(2.223)
-	(45)	(126)	Losses on recovery of assets	(45)	(126)
(370)	(473)	(270)	Research & Development	(1.580)	(935)
(262)	(356)	(275)	Taxes	(1.263)	(895)
(484)	(487)	(456)	Pension and Health Plan	(1.941)	(2.011)
(1.036)	(1.059)	(573)	Others	(2.891)	(2.626)

(5.688)	(6.516)	(6.323)		(21.336)	(19.724)

			Net Financial Expenses
719	688	1.149	Income	2.379	1.351
(1.297)	(604)	(1.322)	Expenses	(3.720)	(4.565)
(28)	(677)	1.006	Monetary & FX Correction - Assets	(2.278)	(1.112)
(68)	521	(1.306)	Monetary & FX Correction - Liabilities	2.287	1.483

(674)	(72)	(473)		(1.332)	(2.843)

(6.362)	(6.588)	(6.796)		(22.668)	(22.567)
55	20	292	Gains from Investments in Subsidiaries	(233)	(250)

9.990	7.777	10.104	Operating Profit	40.672	36.680
(38)	35	68	Non-operating Income (Expenses)	(67)	(124)
(2.262)	(1.901)	(2.442)	Income Tax & Social Contribution	(11.896)	(10.802)
(299)	(342)	763	Minority Interest	(1.593)	(1.023)
(306)	(369)	(351)	Employee Profit Sharing Plan	(1.197)	(1.006)

7.085	5.200	8.142	Net Income	25.919	23.725

Some values related to prior periods have been reclassified with the goal of aligning the financial statements and allowing comparisons.

Balance Sheet – Consolidated

Assets	R$ million
	12.31.2006	09.30.2006	12.31.2005

Current Assets	67.219	65.491	60.235

Cash and Cash Equivalents	27.829	24.519	23.417

Accounts Receivable	14.412	14.365	14.148

Inventories	15.941	16.592	13.607

Taxes Recoverable	6.826	7.796	6.551

Others	2.211	2.219	2.512

Non-current Assets	143.319	135.103	123.286

Long-term Assets	16.361	15.087	14.102

Petroleum & Alcohol Account	786	782	770

Advances to Suppliers	707	701	684

Marketable Securities	410	567	618

Deferred Taxes and Social Contribution	6.399	4.458	4.337

Advance for Pension Plan Migration	1.242	1.249	1.205

Prepaid Expenses	1.839	1.935	1.363

Accounts Receivable	1.122	2.066	1.588

Deposits - Legal Matters	1.750	1.757	1.818

Others	2.106	1.572	1.719

Investments	4.755	5.084	2.281

Fixed Assets	115.341	108.552	100.824

Intangible	4.414	4.272	4.605

Deferred	2.448	2.108	1.474

Total Assets	210.538	200.594	183.521

Liabilities	R$ million
	12.31.2006	09.30.2006	12.31.2005

Current Liabilities	48.157	43.406	42.360

Short-term Debt	12.522	11.308	10.503

Suppliers	11.510	10.216	8.976

Taxes and Social Contribution Payable	8.413	9.485	8.931

Project Finance and Joint Ventures	34	34	28

Pension Fund Obligations	415	405	483

Dividends	7.897	4.387	7.018
Salaries, Benefits and Charges	1.452	1.653	1.196
Others	5.914	5.918	5.225
Non Current Liabilities	56.962	53.719	55.714

Long-term Debt	31.543	30.101	34.439

Pension Fund Obligations	3.048	2.810	1.898

Health Care Benefits	8.419	8.066	7.031
Deferred Taxes and Social Contribution	9.116	8.792	8.462
Others	4.836	3.950	3.884
Deferred Income	413	424	483
Minority Interest	7.475	7.175	6.179

Shareholders’ Equity	97.531	95.870	78.785

Capital Stock	48.264	48.264	33.235

Reserves	23.348	26.887	21.825

Net Income	25.919	20.719	23.725

Total Liabilities	210.538	200.594	183.521

In accordance with international accounting practices as stated in the bulletin CVM nº 488 the IBRACON NPC nº 27 was approved, which establishes new presentation and distribution models for the financial statements. As per said bulletin, assets will be classified into “Current” and “Non-Current”, being the latter the line to include long-term, investments, property, intangible and differed assets. Liabilities will also be classified as “Current” and “Non-Current”.

Statement of Cash Flow – Consolidated

R$ million
	4th Quarter			Fiscal Year

3Q-2006	2006	2005		2006	2005

7.085	5.200	8.142	Net Income	25.919	23.725
3.124	8.044	315	(+) Adjustments	18.206	13.164

2.609	2.765	2.271	Depreciation & Amortization	9.824	8.035
761	532	1.722	Charges on Financing and Connected Companies	869	(1.477)
299	342	(732)	Minority interest	1.593	1.023
(55)	(20)	(292)	Result of Participation in Material Investments	233	250
(194)	486	(1.778)	Foreign Exchange on Fixed Assets	3.057	4.000
(1.141)	1.307	(264)	Deferred Income Tax and Social Contribution	766	890
725	651	1.208	Inventory Variation	(2.334)	657
569	534	(947)	Supplier Variation	2.470	(484)
604	601	617	Pension and Health Plan Variation	2.430	2.640
(1.053)	846	(1.490)	Others	(702)	(2.370)
10.209	13.244	8.457	(=) Net Cash Generated by Operating Activities	44.125	36.889
(8.341)	(12.061)	(7.022)	(-) Cash used for Cap.Expend.	(33.059)	(23.026)

(4.343)	(5.558)	(3.583)	Investment in E&P	(17.672)	(13.558)
(1.262)	(1.687)	(997)	Investment in Refining & Transport	(4.592)	(3.328)
(470)	(1.351)	(502)	Investment in Gas and Energy	(2.446)	(1.655)
(137)	(232)	(124)	Project Finance	(633)	(491)
(1.818)	(2.990)	(1.305)	Investment in International Segment	(6.727)	(2.885)
24	24	59	Dividends	102	130
(335)	(267)	(570)	Other investments	(1.091)	(1.239)

1.868	1.183	1.435	(=) Free cash flow	11.066	13.863
(62)	2.127	772	(-) Cash used in Financing Activities	(6.654)	(10.433)
(60)	2.128	769	Financing	97	(5.603)
(2)	(1)	3	Dividends	(6.751)	(4.830)
1.806	3.310	2.207	(=) Net cash generated in the period	4.412	3.430

22.713	24.519	21.210	Cash at the Beginning of Period	23.417	19.987
24.519	27.829	23.417	Cash at the End of Period	27.829	23.417

Some values related to prior periods have been reclassified with the goal of aligning the financial statements and allowing comparisons.

Statement of Added Value – Consolidated

	R$ million
	Fiscal Year
	2006	2005
Description
Sales of Products and Services and Non-Operating Revenues*	206.285	179.391
Raw Materials Used	(10.018)	(4.004)
Products for Resale	(45.862)	(36.104)
Materials, Energy, Services & Other	(22.597)	(23.594)

Added Value Generated	127.808	115.689

Depreciation & Amortization	(9.823)	(8.035)
Participation in Related Companies, Goodwill & Negative Goodwill	(233)	(250)
Financial Result	2.388	239
Rent and Royalties	555	598

Total Distributable Added Value	120.695	108.241

Distribution of Added Value
Personnel
Salaries, Benefits and Charges	10.395	9.643

	10.395	9.643

Government Entities
Taxes, Fees and Contributions	54.730	49.336
Government Take	17.311	14.474

	72.041	63.810

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Changes	3.720	4.915
Rent and Freight Expenses	7.164	5.158

	10.884	10.073

Minority Interest	1.593	1.023
Shareholders
Dividens/Interest on Own Capital	7.897	7.018
Retained Earnings	17.885	16.674

	25.782	23.692

	27.375	24.715

Distributed Added Value	120.695	108.241

* Liquid Reserves for Doubtful Loans.

Some values related to prior periods have been reclassified with the goal of aligning the financial statements and allowing comparisons.

Consolidated Result by Business Area - 12.31.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS
Net Operating Revenues	77.764	125.744	9.588	40.608	14.092	-	(109.557)	158.239

Intersegments	70.848	32.476	2.848	625	2.760	-	(109.557)	-
Third Parties	6.916	93.268	6.740	39.983	11.332	-	-	158.239
Cost of Products and Services Sold	(35.165)	(112.471)	(8.360)	(36.849)	(10.518)	-	108.697	(94.666)

Gross Profit	42.599	13.273	1.228	3.759	3.574	-	(860)	63.573
Operating Expenses	(3.216)	(3.801)	(2.247)	(2.812)	(2.339)	(6.995)	74	(21.336)
Sales, General & Administrative	(1.031)	(3.160)	(840)	(2.481)	(1.322)	(2.791)	46	(11.579)
Taxes	(68)	(162)	(96)	(169)	(147)	(621)	-	(1.263)
Exploratory Costs	(1.119)	-	-	-	(918)	-	-	(2.037)
Impairment	(43)	-	-	-	(2)	-	-	(45)
Research & Development	(758)	(312)	(169)	(11)	(5)	(325)	-	(1.580)
Benefits Expenses	-	-	-	-	-	(1.941)	-	(1.941)
Others	(197)	(167)	(1.142)	(151)	55	(1.317)	28	(2.891)

Operating Income (Loss)	39.383	9.472	(1.019)	947	1.235	(6.995)	(786)	42.237
Interest Income (Expenses)	-	-	-	-	-	(1.332)	-	(1.332)
Equity Results	-	129	(20)	(14)	67	(395)	-	(233)
Non-operating Income (Expenses)	(181)	(47)	(8)	38	50	81	-	(67)

Income (Loss) Before Taxes and Minority Interests	39.202	9.554	(1.047)	971	1.352	(8.641)	(786)	40.605
Income Tax & Social Contribution	(13.182)	(3.094)	360	(308)	(527)	4.587	268	(11.896)
Minority Interests	(824)	(26)	(469)	-	(393)	119	-	(1.593)
Employee Profit Sharing Plan	(434)	(324)	(32)	(78)	(80)	(249)	-	(1.197)

Net Income (Loss)	24.762	6.110	(1.188)	585	352	(4.184)	(518)	25.919

Consolidated Result by Business Area - 12.31.2005

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS
Net Operating Revenues	69.487	109.599	8.088	38.309	11.468	-	(100.346)	136.605

Intersegments	65.007	30.027	2.402	545	2.365	-	(100.346)	-
Third Parties	4.480	79.572	5.686	37.764	9.103	-	-	136.605
Cost of Goods Sold	(29.682)	(97.452)	(6.447)	(34.620)	(7.350)	-	98.443	(77.108)

Gross Profit	39.805	12.147	1.641	3.689	4.118	-	(1.903)	59.497
Operating Expenses	(3.287)	(3.665)	(2.097)	(2.451)	(1.931)	(6.427)	134	(19.724)
Sales, General & Administrative	(873)	(3.000)	(1.365)	(2.314)	(1.131)	(2.359)	134	(10.908)
Taxes	(30)	(79)	(61)	(164)	(129)	(432)	-	(895)
Loss in assets recovery	(49)	-	-	-	(77)	-	-	(126)
Research & Development	(372)	(134)	(53)	(2)	(5)	(369)	-	(935)
Health and Pension Plan	-	-	-	-	-	(2.011)	-	(2.011)
Others	(86)	(452)	(618)	29	(243)	(1.256)	-	(2.626)

Operating Profit (Loss)	36.518	8.482	(456)	1.238	2.187	(6.427)	(1.769)	39.773
Interest Income (Expenses)	-	-	-	-	-	(2.843)	-	(2.843)
Equity Income	-	200	(42)	-	100	(508)	-	(250)
Non-operating Income (Expense)	(98)	(19)	(38)	(9)	(6)	46	-	(124)

Income (Loss) Before Taxes and
Minority Interests	36.420	8.663	(536)	1.229	2.281	(9.732)	(1.769)	36.556
Income Tax & Social Contribution	(12.258)	(2.781)	177	(392)	(687)	4.537	602	(10.802)
Minority Interests	(958)	(52)	(134)	-	(99)	220	-	(1.023)
Employee Profit Sharing Plan	(369)	(284)	(27)	(76)	(45)	(205)	-	(1.006)

Net Income (Loss)	22.835	5.546	(520)	761	1.450	(5.180)	(1.167)	23.725

With the objective of aligning the financial statements per business segment and adopting the best corporate practices used by Oil and Gas companies and to better present PETROBRAS’ businesses starting 1Q06 the Company allocated all its financial results and patrimonial accounts of financial nature to the corporate level. As a result of this change, the income tax social contribution, employee profit share and minority interest lines were also adjusted.

In order to facilitating comparisons, we present business segments financial statements for prior with the new classification.

EBITDA(1) Consolidated Statement by Business Area - 12.31.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Operating Income (Loss) (2)	38.949	9.148	(1.051)	869	1.155	(7.244)	(786)	41.040
Depreciation & Amortization	5.573	1.732	772	398	1.143	206	-	9.824

EBITDA (1)	44.522	10.880	(279)	1.267	2.298	(7.038)	(786)	50.864

(1) Operating income before the financial results and equity results + depreciation /amortization.
(2) Adjusted with the Employee Profit Sharing Plan

Statement of Other Operating Income (Expenses) - 12.31.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	(39)	(58)	-	(101)	-	(1.035)	-	(1.233)
Operating expenses with thermoelectric	-	-	(869)	-	-	-	-	(869)
Losses and Contingencies related to Legal Proceedings	(27)	66	-	33	(11)	(201)	-	(140)

Unscheduled stoppages at installations and production equipment	(59)	(79)	-	-	-	-	-	(138)

Contractual losses from ship-or-pay transport services	-	-	-	-	(122)	-	-	(122)
Result from hedge operations	-	47	(167)	-	-	-	-	(120)
Recovery of Exploratory Expenses in Nigeria	-	-	-	-	69	-	-	69
Others	(72)	(143)	(106)	(83)	119	(81)	28	(338)

	(197)	(167)	(1.142)	(151)	55	(1.317)	28	(2.891)

Statement of Other Operating Revenues (Expenses) - 12.31.2005

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	-	(7)	-	(99)	-	(872)	-	(978)
Operating expenses with thermoelectric	-	-	(1.126)	-	-	-	-	(1.126)
Losses and Contingencies related to Legal Proceedings	(28)	(316)	-	83	(31)	(51)	-	(343)

Unscheduled stoppages at installations and production equipment	(68)	(89)	-	-	-	-	-	(157)
Contractual losses from ship-or-pay transport services	-	-	-	-	(147)	-	-	(147)
Result from hedge operations	-	(18)	419	-	-	-	-	401
Others	10	(22)	89	45	(65)	(333)	-	(276)

	(86)	(452)	(618)	29	(243)	(1.256)	-	(2.626)

Statement of Extraordinary Items in 12.31.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Net Income (Loss) by Business Segment	39.383	9.472	(1.019)	947	1.235	(6.995)	(786)	42.237

Extraordinary Items:

New ANP Interpretation (Project Finance Expense Deducibility)	426	-	-	-	-	-	-	426
Adjustment of the Expenses with Natural Gas Re-injection	408	-	-	-	-	-	-	408
Effect of the negotiated Hedge Operation termination with Andina	-	-	167	-	-	-	-	167
Contractual Losses from Ship-or-Pay Transport Services	-	-	-	-	122	-	-	122
Tax Expenses - PIS/COFINS on other Revenues	22	73	15	-	-	24	-	134
Lawsuit Loss Related to ICMS Tax		(129)						(129)

Extraordinary Items Subtotal	856	(56)	182	-	122	24	-	1.128

Operating Income (Loss) by business Segment before
Extraordinary Items	40.239	9.416	(837)	947	1.357	(6.971)	(786)	43.365

Net Income (Loss) by Business Segment	24.762	6.110	(1.188)	585	352	(4.184)	(518)	25.919
Extraordinary Items	856	(56)	182	-	122	24	-	1.128
Tax Effects	(291)	19	(5)	-	(41)	(8)	-	(326)

Operating Income (Loss) by business Segment before
Extraordinary Items	25.327	6.073	(1.011)	585	433	(4.168)	(518)	26.721

Statement of Extraordinary Items in 12.31.2005

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Operating Income (Loss) by Business Segment	36.518	8.482	(456)	1.238	2.187	(6.427)	(1.769)	39.773

Extraordinary Items:

Contractual Losses from Ship-or-Pay Transport Services	-	-	-	-	147	-	-	147
Net Profit in Assets Exchange	-	-	-	-	-	(146)	-	(146)
Lawsuit Loss Related to ICMS Tax	-	286	-	-	-	-	-	286
Making up for thermo-plant short fall in the Northeast	-	-	118	-	-	-	-	118
Cost incurred to renegotiate exisisting contracts with thermo-eletrics	-	-	376	-	-	-	-	376
Others	-	-	-	-	23	-	-	23
Extraordinary Items Subtotal	-	286	494	-	170	(146)	-	804

Operating Income (Loss) by business Segment before
Extraordinary Items	36.518	8.768	38	1.238	2.357	(6.573)	(1.769)	40.577

Net Income (Loss) by Business Segment	22.835	5.546	(520)	761	1.450	(5.180)	(1.167)	23.725
Extraordinary Items	-	286	494	-	170	(146)	-	804
Tax Effects	-	(98)	(93)	-	(87)	50	-	(228)

Operating Income (Loss) by business Segment before
Extraordinary Items	22.835	5.734	(119)	761	1.533	(5.276)	(1.167)	24.301

Consolidated Assets by Business Area - 12.31.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	77.642	42.917	21.951	7.814	23.713	43.926	(7.425)	210.538

CURRENT ASSETS	6.892	20.852	2.965	4.176	5.429	33.812	(6.907)	67.219

CASH AND CASH EQUIVALENTS	-	-	-	-	-	27.829	-	27.829
OTHERS	6.892	20.852	2.965	4.176	5.429	5.983	(6.907)	39.390
NON-CURRENT ASSETS	70.750	22.065	18.986	3.638	18.284	10.114	(518)	143.319

LONG-TERM ASSETS	4.464	1.102	2.201	596	1.023	7.493	(518)	16.361
PROPERTY, PLANTS AND EQUIPMENT	63.173	19.924	15.720	2.599	12.533	1.392	-	115.341
OTHERS	3.113	1.039	1.065	443	4.728	1.229	-	11.617

Consolidated Assets by Business Area - 09.30.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	74.645	43.041	20.678	8.104	21.480	40.856	(8.210)	200.594

CURRENT ASSETS	6.160	21.644	3.043	4.479	5.375	32.917	(8.127)	65.491

CASH AND CASH EQUIVALENTS	-	-	-	-	-	24.519	-	24.519
OTHERS	6.160	21.644	3.043	4.479	5.375	8.398	(8.127)	40.972
NON-CURRENT ASSETS	68.485	21.397	17.635	3.625	16.105	7.939	(83)	135.103

LONG-TERM	4.737	1.108	2.186	676	1.126	5.337	(83)	15.087
PROPERTY, PLANTS AND EQUIPMENT	61.126	19.152	14.421	2.547	9.960	1.346	-	108.552
OTHERS	2.622	1.137	1.028	402	5.019	1.256	-	11.464

Consolidated Assets by Business Area - 12.31.2005

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	66.330	38.741	19.445	8.442	19.526	37.947	(6.910)	183.521

CURRENT ASSETS	5.857	19.069	2.717	4.494	4.791	29.762	(6.455)	60.235

CASH AND CASH EQUIVALENTS	-	-	-	-	-	23.417	-	23.417
OTHERS	5.857	19.069	2.717	4.494	4.791	6.345	(6.455)	36.818
NON-CURRENT ASSETS	60.473	19.672	16.728	3.948	14.735	8.185	(455)	123.286

LONG-TERM	3.026	1.186	2.158	1.095	776	5.971	(110)	14.102
PROPERTY PLANTS AND EQUIPMENT	55.168	17.371	13.602	2.377	11.381	955	-	100.824
OTHERS	2.279	1.145	968	472	2.578	1.259	(345)	8.360

In order to aligning the financial statements per business segment and adopting the best corporate practices used by Oil and Gas companies and to better present PETROBRAS’ businesses starting 1Q06 the Company allocated all its financial results and patrimonial accounts of financial nature to the corporate level. As a result of this change, the income tax, social contribution and minority interest lines were also adjusted.

In order to facilitating comparisons, we present business segments financial statements for prior periods with the new classification.

Consolidated Results – International Business Area - 12.31.2006

	R$ MILLION INTERNATIONAL
	INTERNATIONAL
	E&P	SUPPLY	G&E	DISTRIBUTION	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS	16.351	4.967	4.483	749	2.072	(4.909)	23.713

Income Statement
Net Operating Revenues	5.424	7.493	2.618	3.202	56	(4.701)	14.092

Intersegments	3.916	3.107	424	14	-	(4.701)	2.760
Third Parties	1.508	4.386	2.194	3.188	56	-	11.332
Operating Income (Loss)	1.372	40	554	(205)	(547)	21	1.235
Net Income (Loss)	396	32	249	(60)	(277)	12	352

Consolidated Results – International Business Area

	R$ MILLION INTERNATIONAL
	INTERNATIONAL
	E&P	SUPPLY	G&E	DISTRIBUTION	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS (09.30.2006)	14.856	4.062	4.375	723	1.367	(3.903)	21.480

Income Statement (12.31.2005)
Net Operating Revenues	5.583	5.399	2.296	2.486	51	(4.347)	11.468

Intersegments	3.399	2.915	390	8	-	(4.347)	2.365
Third Parties	2.184	2.484	1.906	2.478	51	-	9.103
Operating Income (Loss)	2.175	187	370	(21)	(575)	51	2.187
Net Income (Loss)	1.400	99	279	(7)	(358)	37	1.450
ASSETS (12.31.2005)	14.311	3.143	4.081	455	5.594	(8.058)	19.526

In order to aligning the financial statements per business segment and adopting the best corporate practices used by Oil and Gas companies and to better present PETROBRAS’ businesses starting 1Q06 the Company allocated all its financial results and patrimonial accounts of financial nature to the corporate level. As a result of this change, the income tax, social contribution share and minority interest lines were also adjusted.

In order to facilitating comparisons, we present business segments financial statements for prior period with the new classification.

PETROBRAS SYSTEM	Appendices

1. Changes in Petroleum and Alcohol Accounts

SETTLING OF ACCOUNTS WITH FEDERAL GOVERNMENT

The balance of the Petroleum and Alcohol accounts as a result of the reconciliation of said accounts with the Federal Government, which includes reciprocal debits and credits as stated in the Law Nº 10,742 dated October 6, 2003, should have been finalized by June 30, 2004. After PETROBRAS presenting all information required by the National Treasury Secretary – STN, is seeking through this secretary, to resolve existing disparities among the parties and to conclude the account reconciliation as agreed in the Provisory Measure Nº 2,181 dated August 24, 2001.

The outstanding amount could be paid through the issuance of debt by the National Treasury in the amount equal to the final balance obtained through the account reconciliation or with other amounts that PETROBRAS owes to the Federal Government, including tax payments or a combination of the mentioned options.

2. Consolidated Taxes and Obligations

PETROBRAS’ economic contribution to the country, measure in terms of taxes, duties and social contributions amounted in 2006 to R$ 50.944 million.

R$ million
	4th Quarter				Fiscal Year

3Q-2006	2006	2005	Δ %		2006	2005	Δ %

				Economic Contribution - Country
4.736	4.447	4.248	5	Value Added Tax (ICMS)	17.731	15.518	14
2.023	2.033	1.888	8	CIDE (1)	7.833	7.444	5
3.096	2.914	2.926	-	PASEP/COFINS	11.637	10.385	12
3.181	1.365	2.363	(42)	Income Tax & Social Contribution	11.430	10.401	10
594	643	407	58	Others	2.313	2.010	15

13.630	11.402	11.832	(4)	Subtotal	50.944	45.758	11

1.059	883	1.021	(14)	Economic Contribution - Foreign	3.786	3.578	6

14.689	12.285	12.853	(4)	Total	54.730	49.336	11

(1) CIDE – CONTRIBUTION FOR INTERVENTION IN THE ECONOMIC DOMAIN.

3. Government Take

R$ million
	4th Quarter				Fiscal Year

3Q-2006	2006	2005	Δ %		2006	2005	Δ %

				Country
2.049	1.842	1.712	8	Royalties	7.626	6.366	20
2.219	2.008	2.003	0	Special Participation	8.375	7.279	15
28	26	58	(55)	Surface Rental Fees	108	110	(2)

4.296	3.876	3.773	3	Subtotal	16.109	13.755	17

363	312	249	25	Foreign	1.202	719	67

4.659	4.188	4.022	4	Total	17.311	14.474	20

Government take in Brazil increased 17%, from 2005, reflecting a 15% increase in the reference price for domestic oil, which in 2006, total an average price of R$ 115.85 (US$ 53.25), in addition to the increase in the Special Participation tax bracket in the fields of Barracuda and Caratinga as a result of higher production levels and the beginning of operations in the fields of Albacora Leste and Golfinho.

4. Consolidated Reconciliation of Shareholders’ Equity and Net Income

	R$ million

	Shareholders' Equity	Net Income
. According to PETROBRAS information as of 12.31.2006	99.382	26.063
. Profit in the sales of products in affiliated inventories	(362)	(362)
. Reversal of profits on inventory in previous years	-	326
. Capitalized interest	(790)	(232)
. Absorption of negative shareholders' equity in affiliated companies *	(19)	239
. Other eliminations	(680)	(115)

. According to consolidated information as of 12.31.2006	97.531	25.919

* As per the CVM Instruction N° 247/96, losses are considered non-permanent (temporary) in investments that have been appraised by the equity method, in which invested companies presenting signs of paralysis or in need of financial support from the investor company, will be limited to the valuation of the controlling company’s investment. Therefore, losses generated by unfunded liabilities (negative net shareholders’ equity) of controlled companies will not affect the results or the net shareholders’ equity of PETROBRAS in 2005, generating a conciliatory item between the Financial Statements of PETROBRAS and the Consolidated Financial Statements.

5. Performance of PETROBRAS shares and ADRs

Nominal Change
	4th Quarter			Fiscal Year

3Q-2006	2006	2005		2006	2005

-6,30%	20,15%	2,61%	Petrobras ON	31,94%	55,09%
-6,00%	22,69%	4,38%	Petrobras PN	33,83%	53,19%
-6,14%	22,86%	-0,31%	ADR- Nível III - ON	44,51%	79,16%
-6,26%	23,94%	0,97%	ADR- Nível III - PN	44,10%	77,77%
-0,49%	22,01%	5,93%	IBOVESPA	32,93%	27,71%
4,74%	6,71%	1,41%	DOW JONES	16,29%	-0,61%
3,97%	6,95%	2,49%	NASDAQ	9,52%	1,37%

PETROBRAS’ shares book value as of December 31, 2006 reached R$ 22.65.

6. Parent Company Net Income for Dividend purposes

R$ million
Fiscal Year
2006
Net Income in the Fiscal Year	26.063
Appropriation:
Legal Reserve	(1.303)

24.760
(+) Reversal of Reserves/Adjustments:
Re-evaluation Reserve	10
Adjustments made to Previous Fiscal Years	480

(=) Basic Profit for Dividend Purposes	25.250

Proposed dividend, equivalent to 31,27% of basic net
income - R$ 1,80 per share (31,49% in 2005, R$ 1,60 per
share), comprised of:
Interest on Own Capital	6.361
Dividend	1.536

Total Dividends Proposed	7.897

Proposed dividends for 2006 amounted to R$ 7,897 million (R$ 1.80 per share), and are structured the following way:

	Value per Share	Value
DIVIDENDS TO BE DELIBERATED AT THE GENERAL ORDINARY MEETING	ON and PN	R$ Million

Interest on Own Capital - Approved by the Board of Directors on 10.20.2006 - Paid on01.04.2007. on the shareholder position of 10.31.2006	1,00	4.387

Interest on Own Capital - Approved by the Board of Directors 12.15.2006. to be held upto 03.31.2007. on the shareholder position of 12.28.2006	0,45	1.974

Dividends - Proposed by the Board of Directors on 02.12.2007 - The payment date will be determined at the General Ordinary Meeting to be held 04.02.2007. on the shareholder position of the same date	0,35	1.536

TOTAL DIVIDENDS	1,80	7.897

Dividends and interests on own capital will be available in its current monetary equivalent as of December 31, 2006 through the payment date agreed and using the variable SELIC rate.

PETROBRAS’ administration is proposing that both Extraordinary General Assembly and General Shareholders Meeting take place on the same date on April 2, 2007. In addition, they are proposing a capital increase of the Company, currently at R$ 48,264 million to R$ 52,644 million, through the capitalization of income reserves from prior fiscal years amounting to R$ 4,380 million, of which R$ 1,008 million is statutory reserve and R$ 3,372 million are retained earnings, without the issuance of new shares as stated in the agreement under Article Nº. 169, paragraph 1º, of the Law Nº 6.404/76.

7. Currency Exposure

Currency exposure of the PETROBRAS System is measured as detailed in the following table:

Assets	R$ million

	12.31.2006	09.30.2006	12.31.2005

Current Assets	25.537	17.922	17.531

Cash and Cash Equivalents	13.494	6.321	4.658
Others Current Assets	12.043	11.601	12.873

Non-current Assets	38.008	36.661	32.106

Long-term Assets	5.264	5.485	3.009
Investments	941	1.225	(272)
Property, plant and equipment	29.338	27.831	26.900
Intangible	1.446	1.430	1.877
Deferred	1.019	690	592

Total Assets	63.545	54.583	49.637

Liabilities	R$ million
	12.31.2006	09.30.2006	12.31.2005

Current Liabilities	18.286	16.047	15.141

Short-term Debt	8.948	7.960	7.393
Suppliers	5.732	4.505	4.583
Other Current Liabilities	3.606	3.582	3.165

Long-term Liabilities	26.367	25.494	30.082

Long-term Debt	23.647	22.974	28.498
Other Long-term Liabilities	2.720	2.520	1.584

Total Liabilities	44.653	41.541	45.223

Net Assets (Liabilities) in Reais	18.892	13.042	4.414

(+) Investment Funds - Exchange	3.631	6.110	11.469
(-) FINAME Loans - dollar-indexed reais	553	559	627

Net Assets (Liabilities) in Reais	21.970	18.593	15.256

Net Assets (Liabilities) in Dollar	10.276	8.552	6.518

Exchange rate (*)	2,1380	2,1742	2,3407

(*) Conversion takes into account the sale exchange rate of the Reais to the US dollar at the closing date of the period.

PETROBRAS SYSTEM	Financial Statements

Income Statement – Parent Company

R$ million
	4th Quarter			Fiscal Year

3Q-2006	2006	2005		2006	2005

43.725	41.709	39.014	Gross Operating Revenues	162.226	143.666
(11.151)	(11.118)	(9.955)	Sales Deductions	(42.508)	(37.843)

32.574	30.591	29.059	Net Operating Revenues	119.718	105.823
(18.941)	(18.270)	(15.899)	Cost of Products Sold	(65.798)	(57.513)

13.633	12.321	13.160	Gross Profit	53.920	48.310
			Operating Expenses
(1.318)	(1.318)	(1.295)	Sales	(4.975)	(4.195)
(1.029)	(1.135)	(909)	General & Administrative	(3.967)	(3.454)
(320)	(412)	(1.067)	Exploratory Costs	(1.119)	(1.876)
-	(40)	(49)	Impairment	(40)	(49)
(368)	(470)	(271)	Research & Development	(1.569)	(933)
(147)	(199)	(120)	Taxes	(680)	(443)
(456)	(456)	(419)	Benefit expenses	(1.824)	(1.889)
(793)	(923)	(583)	Others	(2.428)	(2.692)

(4.431)	(4.953)	(4.713)		(16.602)	(15.531)

			Net Financial Expense
991	970	1.325	Income	3.038	2.369
(671)	(567)	(522)	Expense	(2.226)	(2.243)
(34)	(628)	2.189	Monetary & Foreign Exchange Variation - Assets	(3.002)	(4.068)
12	375	(1.935)	Monetary & Foreign Exchange Variation - Liabilities	2.224	2.881

298	150	1.057		34	(1.061)

(4.133)	(4.803)	(3.656)		(16.568)	(16.592)
(478)	(155)	692	Equity Results	424	1.782

9.022	7.363	10.196	Operating Income	37.776	33.500
(31)	(27)	15	Non-operating Income (Expense)	(112)	(200)
(1.915)	(1.824)	(1.943)	Income Tax & Social Contribution	(10.608)	(9.004)
(263)	(275)	(303)	Employee Profit Sharing Plan	(993)	(846)

6.813	5.237	7.965	Net Income (Loss)	26.063	23.450

Some values related to prior periods have been reclassified with the goal of aligning the financial statements and allowing comparisons.

Balance Sheet – Parent Company

Assets	R$ million
	12.31.2006	09.30.2006	12.31.2005

Current Assets	67.219	65.491	60.235

Cash and Cash Equivalents	27.829	24.519	23.417
Accounts Receivable	14.412	14.365	14.148
Inventories	15.941	16.592	13.607
Taxes Recoverable	6.826	7.796	6.551
Others	2.211	2.219	2.512

Non-current Assets	143.319	135.103	123.286

Long-term Assets	16.361	15.087	14.102

Petroleum & Alcohol Account	786	782	770
Advances to Suppliers	707	701	684
Marketable Securities	410	567	618
Deferred Taxes and Social Contribution	6.399	4.458	4.337
Advance for Pension Plan Migration	1.242	1.249	1.205
Prepaid Expenses	1.839	1.935	1.363
Accounts Receivable	1.122	2.066	1.588
Deposits - Legal Matters	1.750	1.757	1.818
Others	2.106	1.572	1.719

Investments	4.755	5.084	2.281
Fixed Assets	115.341	108.552	100.824
Intangible	4.414	4.272	4.605
Deferred	2.448	2.108	1.474

Total Assets	210.538	200.594	183.521

Liabilities	R$ million
	12.31.2006	09.30.2006	12.31.2005

Current Liabilities	48.157	43.406	42.360

Short-term Debt	12.522	11.308	10.503
Suppliers	11.510	10.216	8.976
Taxes and Social Contribution Payable	8.413	9.485	8.931
Project Finance and Joint Ventures	34	34	28
Pension Fund Obligations	415	405	483
Dividends	7.897	4.387	7.018
Salaries, Benefits and Charges	1.452	1.653	1.196
Others	5.914	5.918	5.225
Non Current Liabilities	56.962	53.719	55.714

Long-term Debt	31.543	30.101	34.439
Pension Fund Obligations	3.048	2.810	1.898
Health Care Benefits	8.419	8.066	7.031
Deferred Taxes and Social Contribution	9.116	8.792	8.462
Others	4.836	3.950	3.884
Deferred Income	413	424	483
Minority Interest	7.475	7.175	6.179
Shareholders’ Equity	97.531	95.870	78.785

Capital Stock	48.264	48.264	33.235
Reserves	23.348	26.887	21.825
Net Income	25.919	20.719	23.725

Total Liabilities	210.538	200.594	183.521

Some values related to prior periods have been reclassified with the goal of aligning the financial statements and allowing comparisons.

In accordance with international accounting practices as stated in the bulletin CVM nº 488 the IBRACON NPC nº 27 was approved, which establishes new presentation and distribution models for the financial statements. As per said bulletin, assets will be classified into “Current” and “Non-Current”, being the latter the line to include long-term, investments, property, plant and equipment, intangible and deffered assets. Liabilities will also be classified as “Current” and “Non-Current”.

Statement of Cash Flow – Parent Company

R$ million
	4th Quarter			Fiscal Year

3Q-2006	2006	2005		2006	2005

6.813	5.237	7.965	Net Income (Loss)	26.063	23.450
3.590	2.715	(3.203)	(+) Adjustments	9.225	774

1.357	1.361	990	Depreciation & Amortization	4.934	3.739
(6)	(4)	(5)	Oil and Alcohol Accounts	(16)	(21)
667	596	(1.055)	Oil and Oil Products Supply - Foreign	4.147	(962)
(496)	79	(1.555)	Charges on Financing and Affiliated Companies	482	(694)
2.068	683	(1.578)	Other Adjustments	(322)	(1.288)
10.403	7.952	4.762	(=) Net Cash Generated by Operating Activities	35.288	24.224
(4.270)	(5.201)	(6.138)	(-) Cash used for Cap.Expend.	(17.403)	(16.024)

(2.836)	(2.848)	(2.948)	Investment in E&P	(11.416)	(9.895)
(919)	(1.874)	(2.669)	Investment in Refining & Transport	(4.089)	(4.404)
(179)	(230)	483	Investment in Gas and Energy	(1.356)	(850)
(261)	(100)	(217)	Structured Projects Net of Advance	(724)	(591)
86	6	-	Dividends	928	531
(161)	(155)	(787)	Other Investments	(746)	(815)

6.133	2.751	(1.376)	(=) Free Cash Flow	17.885	8.200
(4.846)	(203)	3.712	(-) Cash used in Financing Activities	(15.268)	(2.298)
1.287	2.548	2.336	(=) Cash Generated in the Period	2.617	5.902

16.264	17.551	15.146	Cash at the Beginning of Period	17.482	11.580
17.551	20.099	17.482	Cash at the End of Period	20.099	17.482

Some values related to prior periods have been reclassified with the goal of aligning the financial statements and allowing comparisons.

Statement of Value Added – Parent Company

	R$ million
	Fiscal Year
	2006	2005
Description
Sale of products and services and non operating income *	163.155	143.987
Raw Materials Used	(14.544)	(11.964)
Products for Resale	(9.824)	(6.961)
Materials, Energy, Services & Others	(20.283)	(20.081)

Added Value Generated	118.504	104.981

Depreciation & Amortization	(4.934)	(3.739)
Participation in subsidiaries, goodwill / discount amortization	412	1.816
Financial Income	2.597	1.923
Premium and discount amortization	12	(34)
Rent and royalties	403	401

Total Distributable Added Value	116.994	105.348

Distribution of Added Value

Personnel
Salaries, Benefits and Charges	7.927	7.498

	7.927	7.498

Government Entities
Taxes, Fees and Contributions	53.888	48.045
Government Participation	16.109	13.754
Deferred Income Tax & Social Contribution	1.242	423

	71.239	62.222

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variations	2.563	2.984
Rent and Freight Expenses	9.202	9.194

	11.765	12.178

Shareholders
Dividend / Interest on own capital	7.897	7.018
Net Income	18.166	16.432

	26.063	23.450

Value Added distributed	116.994	105.348

* Liquid Reserves for Doubtful Credits.

Some values related to prior periods have been reclassified with the goal of aligning the financial statements and allowing comparisons.

PETROBRAS SYSTEM

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.